ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

April 28, 2008

Jacob Comer

(617) 951-7913

jacob.comer@ropesgray.com

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Variable Insurance Trust (with respect to Columbia Asset Allocation Fund, Variable Series; Columbia Federal Securities Fund, Variable Series; Columbia International Fund, Variable Series; Columbia Large Cap Growth Fund, Variable Series; Columbia Large Cap Value Fund, Variable Series; Columbia Mid Cap Value Fund, Variable Series; Columbia Money Market Fund, Variable Series; Columbia S&P 500 Index Fund, Variable Series; Columbia Small Cap Value Fund, Variable Series; Columbia Small Company Growth Fund, Variable Series; and Columbia Strategic Income Fund, Variable Series only).
Post-Effective Amendment No. 32 under the Securities Act of 1933
Amendment No. 34 under the Investment Company Act of 1940
1940 Act Registration No.: 811-05199
1933 Act Registration No.: 033-14954

Ladies and Gentlemen:

I have reviewed the above-referenced post-effective amendment and believe that it does not contain any disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Sincerely,

/s/ Jacob E. Comer
Jacob E. Comer